One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

February 3, 2025

VIA ELECTRONIC SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mengyao Lu Michael Volley Robert Arzonetti Todd Schiffman

Re:	Northpointe Bancshares, Inc. Registration Statement on Form S-1 Filed January 23, 2025 File No. 333-284419

To Whom It May Concern:

On behalf of Northpointe Bancshares, Inc., a Michigan corporation (the “Company”), we hereby respectfully respond to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received in a letter dated February 3, 2025, relating to the Company’s Registration Statement on Form S-1 filed on January 23, 2025.

Cover Page

Comment 1:

We note your response to prior comment 3. You state in your response that you and the selling shareholders plan to sell shares at the same fixed price in the initial public offering. Please revise the cover page to clarify that you and the selling shareholders will be selling at the same fixed price.

Response:

In response to the Staff’s comment, the Company has revised the cover page to clarify that the Company and the selling shareholders will be selling at the same fixed price.

Alston & Bird LLP	www.alston.com

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Retail Banking, including Residential Lending and our All-in-One Loan

Comment 2:

We note your response to prior comment 6 and the revised disclosures on pages 3 and 88 that AIO loans require an interest-only monthly repayment. Please revise your disclosure to clarify the terms of principal repayments over the contractual maturity term clearly discussing how the loan is contractually required to be paid off.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on pages 3, 4 and 88 to clarify the terms of principal repayments over the contractual maturity term and how AIO loans are contractually required to be paid off.

Positioned for Forecasted Growth within a Highly Fragmented Industry

Comment 3:

We note your response to prior comment 8. Please revise your disclosure here and on page 91 to discuss that mortgage rates have recently increased and the potential effect of such increases on your forecasted growth.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on pages 6, 7, 91 and 92 to discuss that mortgage rates have recently increased and the potential effect of such increases on the Company’s forecasted growth.

Principal and Selling Stockholders

Comment 4:

We note your response to prior comment 16. You stated in footnotes 2 and 5 to the beneficial ownership table that the natural persons who have voting and/or dispositive power over the shares held by Castle Creek Capital Partners VII, LP and Castle Creek Capital Partners VI, LP are their managing principals but then fail to identify such managing principals. Please revise your disclosure to identify the managing principals of Castle Creek Capital Partners VII, LP and Castle Creek Capital Partners VI, LP.

Response:

In response to the Staff’s comment, the Company has revised footnotes 2 and 5 to the beneficial ownership table on page 135 to identify the managing principals of Castle Creek Capital Partners VII, LP and Castle Creek Capital Partners VI, LP.

Revenue Recognition

Comment 5:

We note your response to prior comment 11 that capitalized mortgage servicing rights were included in loan servicing fees in 2022 but was changed to be included in net gain on sale of loans held for sale in 2023. Please revise to present the relevant gains in the net gain on sale of loans held for sale in 2022 and ensure your policy disclosures clearly explain how this activity is presented in your income statement. Alternatively, please tell us why you do not believe this reclassification is appropriate.

Response:

The Company acknowledges the Staff’s comment. Loan servicing fees, as highlighted on page 68, include servicing fees, as well as the capitalization of new MSRs and any fair value adjustments to the MSR asset. This presentation is consistent throughout the reporting periods in the S-1. There was no reclassification, which was inconsistent with the Company’s prior response. In response to the Staff’s comment, the Company has revised the disclosure on page 68 to more completely describe the underlying drivers of the increased gain on sale in 2023 and the decreased loan servicing fees in 2023, relative to levels in 2022, and ensured that its policy disclosures clearly explain how this activity is presented in its income statement.

Item 16. Exhibits

Comment 6:

You state in a footnote to the Exhibit Index that certain exhibits and schedules to the Exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. However, you do not disclose which Exhibits have omitted schedules. Please revise the Exhibit Index to identify the Exhibits containing omitted schedules and ensure that each such Exhibit includes a list briefly identifying the contents of all omitted schedules.

Response:

In response to the Staff’s comment, the Company has revised the Exhibit Index on page II-3 to delete the footnote to the Exhibit Index stating that certain exhibits and schedules to the Exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K, as the Company has not omitted any exhibits and schedules to any Exhibits and so such footnote is not applicable here.

Very truly yours,

Alston & Bird LLP

/s/ Mark C. Kanaly

By:	Mark C. Kanaly
A Partner

CC:	Kevin J. Comps, President and Secretary, Northpointe Bancshares, Inc.